January 30, 2006
April Sifford
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Cooper Cameron Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Filed February 25, 2005
Form 8-K
Filed June 3, 2005
File No. 001-13884
Dear Ms. Sifford:
This letter sets forth the responses of Cooper Cameron Corporation (the “Company”) to the comments made in your letter dated December 20, 2005. Each of these comments are set forth below, numbered to correspond to the numbered comments in your letter, with the Staff’s comments in italics and the Company’s response immediately following. The Company is simultaneously filing Amendment No. 1 to its 2004 Annual Report on Form 10-K to address comments 1 and 7 below relating to the language used in Item 9A. and Exhibits 31.1 and 31.2. The Company will address comments 2, 3 and 4 relating to its financial statements when it files its 2005 Annual Report on Form 10-K, since that filing will be made next month in February 2006.
1.	Form 10-K for the Fiscal Year Ended December 31, 2004 Controls and Procedures, page 14

SEC Comment: Please revise the disclosures in Item 9A. to conform to those in Item 307 of Regulation S-K, as follows:
•	Disclose your conclusion as to the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report;

•	Expand your conclusion that your disclosure controls and procedures are effective in ensuring that information required to be disclosed is “recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms,” to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure;

•	Change your reference to the definition of disclosure controls and procedures from Exchange Act Rule 13a-14 to Exchange Act Rules 13a-15 and 15d-15.

Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our web site at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.
Company Response: The Company has complied with this request by revising the language in Item 9A. of its Form 10-K/A for the year ended December 31, 2004.
2.	Management’s Discussion and Analysis, page 28 of your 2004 Annual Report to Stockholders

Costs and Expenses, page 28 of your 2004 Annual Report to Stockholders

SEC Comment: You present gross margin exclusive of depreciation and amortization, which makes it a non-GAAP financial measure. Accordingly, please provide the reconciliation and disclosures required by Item 10(e) of Regulation S-K, and rename your non-GAAP measure to avoid confusion with the GAAP measure of “gross margin”.

Company Response: The measure depicted in the 2004 Annual Report to Stockholders is the mathematical difference between the lines “Revenues” and “Cost of sales (exclusive of depreciation and amortization)” shown on the face of the Company’s Consolidated Results of Operations statement. The Company felt that this financial measure, which was consistent with our presentation on the face of the Consolidated Results of Operations statement, was of the most use to a reader in understanding changes to the Consolidated Results of Operations of the Company. We did not provide a separate reconciliation of this measure to a comparable GAAP measure as the face of the Consolidated Results of Operations statement effectively provides the reconciliation of this measure to the GAAP measure of “Income before income taxes and cumulative effect of accounting change”.

The Company will remove all discussion of the non-GAAP financial measure gross margin (exclusive of depreciation and amortization) by segment in its 2005 Annual Report on Form 10-K (which will be filed in February) and will instead provide a discussion of the GAAP measure “income (loss) before income taxes” by segment.

3.	Consolidated Financial Statements, page 40 of your 2004 Annual Report to Stockholders

SEC Comment: Goodwill is no longer amortized. Refer to SFAS 142. Please tell us why you have recorded accumulated amortization on goodwill and why accumulated amortization has increased from $212,341 at December 31, 2003, to $217,433 at December 31, 2004, as indicated in Note 6 on page 48.

Furthermore, please revise your consolidated financial statements to remove references to accumulated amortization on goodwill.

Company Response: The accumulated amortization on goodwill represents the amount of goodwill that had been amortized prior to the Company’s adoption of SFAS 142, effective January 1, 2002. Since that date, no amortization of goodwill has been recorded. A significant portion of the Company’s goodwill is recorded in countries with functional currencies other than the U.S. dollar. Both the gross goodwill balance and the accumulated amortization balance fluctuate each period as exchange rates change between the applicable functional currencies and the U.S. dollar. The Company shows a reconciliation of the change in the net goodwill balance in Note 6. As indicated in this reconciliation, net goodwill increased $9,555 during the year as a result of translation of the non-U.S. dollar functional currency goodwill balances to the U.S. dollar reporting currency.

The Company will remove all references to accumulated amortization on goodwill in its 2005 Annual Report on Form 10-K (which will be filed in February).

4.	Notes to Consolidated Financial Statements, page 43 of your 2004 Annual Report to Stockholders
Note 1. Summary of Major Accounting Policies, page 43 of your 2004 Annual Report to Stockholders
SEC Comment: Please disclose how you account for the capitalization of software costs and subsequent amortization of those costs.

Company Response: Although the net book value of capitalized software is less than 2% of total assets, the Company will address this request by modifying the first paragraph in the section entitled Plant and Equipment in Note 1 of its 2005 Annual Report on Form 10-K (which will be filed in February) to read as follows: “Property, plant and equipment, both owned and under capital lease, is carried at cost. Maintenance and repairs are expensed as incurred. The cost of renewals, replacements and betterments is capitalized. The Company capitalizes software developed or obtained for internal use. Accordingly, the cost of third-party software, as well as the cost of third-party and internal personnel that are directly involved in application development activities, are capitalized during the application development phase of new software systems projects. Activities during the preliminary project stage and post implementation stage of new software systems projects, including data conversion and training costs, are expensed as incurred. Depreciation and amortization is provided over the estimated useful lives of the related assets, or in the case of assets under capital leases, over the related lease term, if less, using the straight-line method.”

The Company expects the second paragraph in this section in its 2005 Annual Report on Form 10-K to be similar to the second paragraph included in its 2004 Annual Report on Form 10-K.

5.	Note 4, Acquisitions, page 47 of your 2004 Annual Report to Stockholders

SEC Comment: We note that you had not completed as of the date you filed your Form 10-K for the year ended December 31, 2004, the purchase price allocation related to your acquisition of Petreco, Inc. on February 27, 2004. Please explain to us in detail why you had not completed the purchase price allocation for Petreco, Inc. by the date you filed your Form 10-K for the year ended December 31, 2004.

Company Response: Petreco provides highly engineered equipment, systems and services for oil, gas, water and solids separation applications. Petreco’s business involves products and services that were new to Cooper Cameron. Therefore, it took the Company a longer period of time to validate various cash flow assumptions used to value intangibles such as trademarks, patented and non-patented technologies and customer lists. When the Company reviewed this final data in connection with its year-end close process, the Company determined that a $7 million adjustment to the value of the intangible assets acquired was required from that which was originally estimated based upon preliminary data. Given the immaterial nature of this reclassification from intangible assets to goodwill (less than 1% of total assets), the Company recorded this adjustment in the first quarter of 2005. There were no other open items in the purchase price allocation as of December 31, 2004.

6.	Note 4, Acquisitions, page 47 of your 2004 Annual Report to Stockholders

SEC Comment: Related to your acquisition of Petreco, Inc., we note that you preliminarily recorded goodwill of approximately $68.7 million on the total purchase price of $89.9 million. We further note from your Form 10-Q for the quarter ended March 31, 2005, that you revised your purchase price allocation to record goodwill of $75.7 million. Considering that a significant portion of the Petreco, Inc. purchase price was allocated to goodwill, please advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill. Also, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

Company Response: As noted in the response to comment number 5 above, Petreco provides highly engineered equipment, systems and services for oil, gas, water and solids separation applications. Its primary asset is its workforce of engineers and project managers who administer Petreco’s projects (i.e. an assembled workforce). Petreco has very little in the way of tangible assets.

Petreco does not manufacture the equipment it sells but rather awards the manufacturing to subcontractors who bid on each project Petreco is awarded.

In allocating the purchase price, the Company considered the guidance in paragraphs 39 and A14 of SFAS 141. After reviewing the guidance in SFAS 141, the Company identified various trademarks, patented and unpatented technologies, customer lists and a non-compete agreement which met the requirements of SFAS 141 for recognizing separate and apart from goodwill. The aggregate amount of these items was $18.2 million and has been reflected as intangible assets, which are grouped with other noncurrent assets, in the Company’s consolidated balance sheet at March 31, 2005. In accordance with SFAS 141, no separate recognition apart from goodwill has been given to Petreco’s assembled workforce.

7.	Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, Exhibits 31.1 and 31.2

SEC Comment: Please conform your Rule 13a-14(a)/15d-14(a) certifications to that found in Item 601(b)(31) of Regulation S-K. In this regard, please make the following changes:
•	Remove your certifying officers’ titles from the first line of the certification, and

•	Refer to Form 10-K as “report” and not “annual report”.
Company Response: The Company has complied with this request by revising the language in Exhibits 31.1 and 31.2 of its Form 10-K/A for the year ended December 31, 2004.
8.	Form 8-K filed June 3, 2005

SEC Comment: Please tell us how you have accounted for the B/S Put Right as contained in the Change of Control Agreements with certain of your executive officers in your consolidated financial statements for the year ended December 31, 2004. In your response, quantify amounts to the extent possible, and provide references to specific accounting literature to support your accounting.

Company Response: The Company would like to point out that, effective with the agreements referred to in the Company’s Form 8-K filed June 3, 2005, this feature has now been removed from all employment and change of control agreements. Prior to its removal, in the event a Change of Control of the Company (as defined in the agreement) occurred, certain executive officers of the Company had provisions in their agreements that allowed them, at their option, but did not require them, to tender back to the Company options issued to them under the Company’s Long-term Incentive Plan in exchange for a cash payment equal to the calculated Black-Scholes value. The Company viewed this as a contingent fair value repurchase feature (employee put) which, for purposes of the Company’s financial statements for the year ended December 31, 2004, was subject to the accounting treatment described in EITF 00-23, Issue 23(c) and EITF 00-23, Exhibit 00-23B. Based upon the analysis below, the Company concluded at each financial statement date that continued accounting for the options involved as fixed plan options was appropriate. This determination was based on the Company’s response to certain questions regarding the employee put rights as follows:

EITF 00-23 Question	Company Response and Conclusion
1) Is exercisability of the employee put contingent upon a future event?	Yes. The agreements give this right to the employee only in the event a Change of Control (as defined in the agreements) occurs.

2) Is the future event or action that would cause the put to become exercisable outside the control of the employee?	Yes. A Change of Control (as defined in the agreements) requires the action of an independent third party.

3) Is it probable that the contingent event will occur prior to the maturity of the shares?	No. The Company concluded at the time that the agreements were entered into and subsequently throughout the term of the agreements that the likelihood of a Change of Control of the Company was remote. This conclusion has been borne out by the passage of time in that a Change of Control of the Company did not occur during the period the Black-Scholes put right was included in the agreements.
As specified in EITF 00-23, Exhibit 00-23B, when the contingent event is not probable of occurring, the repurchase feature does not cause variable plan accounting for the options. Accordingly, the Company concluded that it was appropriate to account for the options involved as fixed plan options under APB 25 and FIN 44.
Closing comments
     As requested by the Staff, the Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions on the Company’s response, please feel free to contact me at (713) 513-3390.
Sincerely,

/s/ Franklin Myers Franklin Myers
Senior Vice President, Finance & CFO Cooper Cameron Corporation